Exhibit 99.6

Non-GAAP Financial Measures

The outlook included in this Report on Form 6-K includes the non-GAAP financial measures discussed below. Non-GAAP financial measures are not recognized terms under, and should not be considered as a substitute for, financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”).

Our definitions of and method of calculating non-GAAP financial measures may vary from the definitions and methods used by other companies, which may limit their usefulness as a comparative measure. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that our projections and estimates will be realized in their entirety or at all. In addition, because of these limitations, non-GAAP financial measures should not be considered as measures of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations.

Adjusted Revenues. We present Adjusted Revenues because we believe it is useful to investors to better understand the underlying trends in our operations. Adjusted Revenues excludes the impact of the deferred revenues purchase accounting adjustment (recorded in connection with the separation of Clarivate’s business from Thomson Reuters in 2016 (the “2016 Transaction”)) and the revenues from divestitures.

	Year Ending December 31, 2019 (Pro Forma Forecasted) (1)		Year Ending December 31, 2020 (Forecasted)
(in millions)	Low	High	Low	High
Revenues, net	$961.5	$995.5	$949.9	$969.9

Deferred revenues adjustment (2)	0.5	0.5	0.1	0.1

Revenue attributable to business sold	(55.0)	(56.0)	n/a	n/a

Adjusted revenues	$907.0	$940.0	$950.0	$970.0

(1) As if the MarkMonitor brand protection, antipiracy, and antifraud business were divested on January 1, 2019.

(2) Reflects the deferred revenues fair value accounting adjustment arising from the purchase price allocation in connection with the 2016 Transaction.

        Adjusted EBITDA and Adjusted EBITDA margin. We believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt. We calculate Adjusted EBITDA by using net (loss) income before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude acquisition or disposal-related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from divestitures), losses on extinguishment of debt, stock-based compensation, unrealized foreign currency gains/(losses), Transition Services Agreement dated July 10, 2016 (the “Transition Services Agreement”) costs, separation and integration costs, transformational and restructuring expenses, acquisition-related adjustments to deferred revenues, non-cash income/(loss) on equity and cost method investments, non-operating income or expense, the impact of certain non-cash and other items that are included in net income for the period that Clarivate does not consider indicative of its ongoing operating performance, and certain unusual items impacting results in a particular period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by Adjusted Revenues.

	Year Ending December 31, 2019 (Pro Forma Forecasted) (1)		Year Ending December 31, 2020 (Forecasted)
	Low	High	Low	High
(in millions)
Net (loss) income (2)	$(166.6)	$(154.6)	$2.3	$16.3
Benefit for income taxes	12.4	12.4	14.7	14.7
Depreciation and amortization	189.0	191.0	193.0	194.0
Interest, net	125.0	126.0	81.0	82.0
Transition Services Agreement costs (3)	10.0	11.0	(4.0)	(5.0)
Transition, transformation and integration expense (4)	97.0	98.0	38.0	39.0
Deferred revenue adjustment (5)	0.5	0.5	-	1.0
Transaction related costs (6)	13.0	14.0	1.0	2.0
Share-based compensation expense (7)	48.0	49.0	4.0	5.0
Operating margin attributable to business sold (8)	(3.9)	(3.9)	n/a	n/a
Legal settlement	(39.4)	(39.4)	-	-
Other (9)	5.0	6.0	-	1.0
Adjusted EBITDA	$290.0	$310.0	$330.0	$350.0

Adjusted revenues	$907.0	$940.0	$950.0	$970.0
Adjusted EBITDA	$290.0	$310.0	$330.0	$350.0
Adjusted EBITDA Margin	32%	33%	35%	36%

(1) As if the MarkMonitor brand protection, antipiracy, and antifraud business were divested on January 1, 2019.

(2) Net (loss) income does not include the effect of the Company's recent debt refinancing that closed October 31, 2019 or the related impact on tax.

(3) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs decreased substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure. In 2020, this income is related to a new transition services agreement and offset by the reverse transition services agreement from the sale of MarkMonitor assets.

(4) Includes costs incurred after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in the transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the May 2019 merger transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology.

(5) Reflects the deferred revenues fair value accounting adjustment arising from the purchase price allocation in connection with the 2016 Transaction.

(6) Includes consulting and accounting costs associated with the May 2019 merger transaction, the sale of the IPM product line, the sale of certain assets of the MarkMonitor product line and tuck-in acquisitions.

(7) Share-based compensation expense for the year ending December 31, 2019 includes vesting, issuance and modification of equity awards while the year ending December 31, 2020 includes only the amortization of expense for awards granted as of September 30, 2019. This does not include any future expense related to new options granted under the 2019 plan or the vesting of any outstanding awards triggered by a market performance measure.

(8) Reflects the MarkMonitor product line's operating margin, excluding amortization and depreciation, prior to its divestiture in December 2019.

(9) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments.

Adjusted Free Cash Flow. We use Adjusted Free Cash Flow in our operational and financial decision-making and believe Adjusted Free Cash Flow is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt. We define Adjusted Free Cash Flow as net cash provided by operating activities less capital expenditures and unusual non-operating items.

	Year Ending December 31, 2019 (Forecasted)		Year Ending December 31, 2019 (Pro Forma Forecasted) (1)		Year Ending December 31, 2020 (Forecasted)
	Low	High	Low	High	Low	High
(in millions)
Net cash provided by operating activities	$80.3	$102.3	$80.3	$102.3	$203.8	$227.8
Capital expenditures	$(55.0)	$(60.0)	$(47.0)	$(52.0)	$(43.8)	$(53.8)
Free Cash Flow	$25.3	$42.3	$33.3	$50.3	$160.0	$174.0

Transition Services Agreement costs (2)	$10.0	$11.0	$10.0	$11.0	$(4.0)	$(5.0)
Transition, transformation and integration expense (3)	$97.0	$98.0	$97.0	$98.0	$38.0	$39.0
Transaction related costs (4)	$13.0	$14.0	$13.0	$14.0	$1.0	$2.0
Legal Settlement	$(45.3)	$(45.3)	$(45.3)	$(45.3)	$-	$-

Adjusted Free Cash Flow	$100.0	$120.0	$108.0	$128.0	$195.0	$210.0

(1) As if the MarkMonitor brand protection, antipiracy, and antifraud business were divested on January 1, 2019.

(2) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs decreased substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure. In 2020, this income is related to a new transition services agreement and offset by the reverse transition services agreement from the sale of MarkMonitor assets.

(3) Includes costs incurred after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in the transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the May 2019 merger transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology.

(4) Includes consulting and accounting costs associated with the May 2019 merger transaction, the sale of the IPM product line, the sale of certain assets of the MarkMonitor product line and tuck-in acquisitions.